SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

AIXTRON SE

(Name of Subject Company)

AIXTRON SE

(Name of Person(s) Filing Statement)

Ordinary Shares, nominal value €1 per share

American Depositary Shares, each representing one Ordinary Share

(Title of Class of Securities)

D0257Y135 (Ordinary Shares)

009606104 (American Depositary Shares)

(CUSIP Number of Class of Securities)

Guido Pickert

AIXTRON SE

Dornkaulstr. 2

52134 Herzogenrath,

Federal Republic of Germany

+49 2407 9030-444
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)

With copies to:

Markus Hauptmann
Tobias A. Heinrich	Chang-Do Gong
White & Case LLP	White & Case LLP
Bockenheimer Landstraße 20	1155 Avenue of the Americas
60323 Frankfurt am Mai	New York, NY 10036-2787
Federal Republic of Germany	+1 212 819 8200
+49 69 29994 0

☒          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of a translation of a media conference call related to the proposed takeover offer by a newly-incorporated company that is indirectly controlled by Fujian Grand Chip Investment Fund LP (“Buyer”) for all of the issued and outstanding Ordinary Shares, nominal value €1 per share (“Ordinary Shares”) of Aixtron SE (the “Company”), including Ordinary Shares represented by American Depositary Shares.

On May 23, 2016, Aixtron SE held a conference call to discuss the proposed takeover offer by Grand Chip Investment GmbH, an indirect subsidiary of Fujian Grand Chip Investment Fund LP, for all of the outstanding ordinary shares of Aixtron SE, including shares represented by American Depositary Shares.  Below is a translation of the transcript of the conference call.

Additional information

This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities. The takeover offer for the outstanding ordinary shares (including ordinary shares represented by American depositary shares) of AIXTRON SE has not commenced. The terms and conditions of the takeover offer will be published in, and the solicitation and offer to purchase ordinary shares (including ordinary shares represented by American depositary shares) will be made only pursuant to the offer document and related offer materials prepared by Grand Chip Investment GmbH and as approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin”). Once Grand Chip Investment GmbH has obtained the necessary permission from BaFin, the offer document and related offer materials will be published in Germany and also filed with the U.S. Securities and Exchange Commission (the “SEC”) in a Tender Offer Statement on Schedule TO at the time the takeover offer is commenced. AIXTRON SE intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the takeover offer; in addition, AIXTRON SE’s Management Board and Supervisory Board will publish a statement pursuant to Sec. 27 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz, WpÜG). The offer document for the takeover offer (in German and in English) containing the detailed terms and conditions of, and other information relating to, the takeover offer will, among other things, be published on the internet at www.grandchip-aixtron.com.

Acceptance of the takeover offer by shareholders that are resident outside Germany and the United States may be subject to further legal requirements. With respect to the acceptance of the takeover offer outside Germany and the United States, no responsibility is assumed for the compliance with such legal requirements applicable in the respective jurisdiction.

The Tender Offer Statement (including the offer document, a related letter of transmittal and other related offer materials) and the Solicitation/Recommendation Statement, as they may be amended from time to time, as well as the Management and Supervisory Board’s statement pursuant to Sec. 27 WpÜG will contain important information that should be read carefully before any decision is made with respect to the takeover offer because they, and not this communication, will govern the terms and conditions of the takeover offer.  Those materials and other documents filed by Grand Chip Investment GmbH or AIXTRON SE with the SEC will be available at no charge on the SEC’s web site at www.sec.gov.  In addition, Grand Chip Investment GmbH’s Tender Offer Statement and other documents it will file with the SEC will be available at www.grandchip-aixtron.com.

In this communication, unless the context otherwise requires, references to ‘‘AIXTRON”, “the AIXTRON Group’’, the ‘‘Group’’ or ‘‘the Company’’ are to AIXTRON SE and its consolidated subsidiaries. References to ‘‘Management’’ are to the Executive Board of AIXTRON SE.

Cautionary statement regarding forward-looking statements

This communication contains forward-looking statements, including statements regarding the expected consummation of the proposed transaction and AIXTRON SE’s future performance, which involves a number of risks and uncertainties, including the satisfaction of closing conditions for the transaction, the possibility that the transaction will not be completed, the failure to retain key AIXTRON SE employees, customers and partners, uncertainty regarding the anticipated benefits of the transaction and the failure of the parties to achieve anticipated goals of the transaction, and other risks and uncertainties discussed in AIXTRON SE’s public filings with the SEC, including the “Risk

Factors” section of AIXTRON SE’s Form 20-F filed on February 23, 2016, as well as the offer document to be filed by Grand Chip Investment GmbH, the Solicitation/Recommendation Statement to be filed by AIXTRON SE and the statement pursuant to Sec. 27 WpÜG to be published by AIXTRON SE’s Management and Supervisory Board.  These documents and statement are based on current expectations, assumptions, estimates and projections, and involve known and unknown risks, uncertainties and other factors, many of which are outside the control of AIXTRON SE and Grand Chip Investment GmbH, that may cause results, levels of activity, performance or achievements to be materially different from any future statements.  These statements are generally identified by words or phrases such as “believe”, “anticipate”, “expect”, “intend”, “plan”, “will”, “may”, “should”, “estimate”, “predict”, “potential”, “continue” or the negative of such terms or other similar expressions.  If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results and the timing of events may differ materially from the results and/or timing discussed in the forward-looking statements, and you should not place undue reliance on these statements.  AIXTRON SE undertakes no obligation to revise or update any forward-looking statements as a result of new information, future events or otherwise, unless expressly required to do so by law.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

Moderator:

Good morning, ladies and gentlemen, and welcome to the telephone press conference of Aixtron SE. Today’s teleconference will be recorded. I’d now like to hand over the proceedings to Mr. Guido Pickert, Head of Investor Relations and Corporate Communications.

00:17

Guido Pickert: Thank you very much, Ms. Brunner. I’d like to welcome you all to this press teleconference of Aixtron SE, and I’m very glad to have you participating. My name is Guido Pickert, and I head the Investor Relations and Corporate Communications Department at Aixtron SE. I also want to welcome Mr. Martin Goetzeler, Chief Executive Officer of Aixtron SE, and Dr. Bernd Schulte, member of the Executive Board and CIO. As Ms. Brunner has already mentioned, this teleconference will be recorded and should be understood as copyrighted. So the phone conference can be reproduced only subject to our consent.

As with past teleconferences, I’ll assume that everyone participating has access to our presentation which includes a disclaimer on page 2 with several definitions. I won’t read off the disclaimer, but I’d like to remind you that it applies to the entire teleconference. You’ll also find additional documents and information connected with the upcoming transaction on our website. This teleconference will not be transmitted directly for webcasts or other media. After the conference, we’ll be releasing an audio file and transcript on our website. I’ll now pass the proceedings along to our CEO, Mr. Martin Goetzeler. Mr. Goetzeler?

01:19

Martin Goetzeler: Good morning, and a warm welcome to all of you. My name is Martin Goetzeler. As you may know already, today Aixtron announced that we’ve entered into an agreement with Grand Chip Investment GmbH, or GCI, a wholly-owned subsidiary of the Fujian Grand Chip Investment Fund.

Before we begin, let me emphasize that this is the right step to take. It’s entirely in line with Aixtron’s strategy and future. I’ll explain the details of the transaction, and why we view FGC as the best possible partner for Aixtron.

Let’s start with page 3: The Transaction at a Glance. The Chinese investment fund FGC will make a voluntary public tender offer for all Aixtron shares currently outstanding, including ADS. Aixtron shareholders will be offered €6 per share in cash. That is equivalent to a valuation of Aixtron at roughly €670 million. The offer includes a 50.7% premium on the weighted average 3-month trading price before the announcement. The Executive Board and Supervisory Board welcome the transaction; it comes at the right time and supports the company’s long-term strategy. For Aixtron shareholders, it means immediate value. It also secures the company’s long-term future.

As part of the agreement, we have reached an understanding with FGC on a number of specific conditions. I’ll be explaining more about those shortly. In general, the focus is on supporting our strategy throughout or product portfolio, on building up our R&D and service capacity for the benefit of our existing clients in every region, on an enhanced evolution of new products, optimizing our portfolio, protecting our intellectual property rights today and in the future, maintaining our current headquarters in Herzogenrath, maintaining our technology centers, and supporting our employees, who are the most important key to our success. Also, it is agreed that the transaction is not intended to cut costs or jobs. The offer is subject to a number of closing conditions, including the consent of the regulatory authorities and a 60% minimum acceptance. The offer to shareholders will probably be made in July. The transaction is expected to close in the second half of 2016.

Now to page 4: The transaction comes at the right time for Aixtron. It will help us meet short-term challenges, and support us in the long term in meeting our strategic and technological objectives in our various technology fields. In FGC, Aixtron has found a partner who is familiar with local conditions in China, and can thus help Aixtron achieve its business objectives better. FGC shares Aixtron’s vision of making our company one of the top players in the semiconductor industry. Aixtron is a cornerstone of FGC’s overall investment strategy.

The transaction offers better access to growth markets, like those for MOCVD for Three-Five on Silicon, MOCVD for Opto-electronics, Carbon Nanomaterials, MOCVD for Power Electronics, ALD for memories, and OLED Deposition systems. It supports Aixtron’s development in light of changing market conditions, and thus safeguards the current employee base. The transaction will maintain Aixtron’s capabilities in technology and its technology centers, and will help promote Aixtron’s long-term R&D activities to ready new products and technologies for the market. It will support the implementation of Aixtron’s current strategy and technology roadmaps in line with our business plan, entirely to our clients’ benefit. The transaction will improve opportunities for growth and competitiveness in growth markets, especially China.

Page 5: The market in the semiconductor systems sector is changing fundamentally and undergoing an immense transformation. Technological breakthroughs are coming at ever-shorter intervals. So we too must move our products quickly from the R&D phase into high-volume production. The semiconductor industry is consolidating. Larger end markets and larger buyers have different expectations about system integration capabilities. Product cycles are getting shorter, and the focus on energy competence is intensifying. To keep pace with these developments, investments in R&D will continue to rise. Also, the cost of research and development, and of qualification, is rising because of the growing number of materials for innovative and destructive component architectures that our systems must process. Business models are converging, which means that the development and production of new products will be dominated primarily by a strategic relationship between clients and vendors. Until now, the main focus has been on cutting production costs. Future growth in the industry will take place primarily in emerging economies. Market-level, and especially a presence as a local supplier to the semiconductor industry, are essential, and must be established in these growth markets, especially China.

On page 6 you can see that this naturally poses challenges to small and medium-sized players. What are these challenges? Even before getting into these markets, Aixtron has to make substantial investments in new products and technologies and then bring them to maturity. We also need financial reserves to develop new technologies in parallel with the introduction of new products and solutions. Aixtron must diversify to minimize the risk from opposing technological cycles or from the failure of individual products.

But for that kind of diversification, you need size and resources, in order to develop new technologies and products successfully. Money-making, mature technologies must maintain an equilibrium with forward-looking technologies. To be a success in an increasingly competitive market, size and a reliable client network are crucial. We must offer our clients a broader range of products, and reinforce their confidence in our ability to deliver. Finally, Aixtron also needs broad access to emerging markets, especially China. These markets are the growth drivers in our industry, and if we are to succeed sustainably, we need stronger roots here.

Page 7: Extensive commercialization is needed. Aixtron will have to make further investments to get our broad portfolio fully ready for the market. Our technology work map has essentially 3 phases: product development, the pilot and qualification phase, and mass production. The development phase involves immense advance investments in research and development; almost no sales are generated. From there to the next stage normally takes around 3 to 5 years. There are minor sales revenues in the pilot phase. It usually takes another 1 to 3 years until the products are ready for mass production, and that is where the bulk of sales revenues are generated. We think our portfolio has substantial potential. Without a strong partner, though, it will be a challenge to move all of our products from the first two phases to the last one.

Expanded market access with our partner FGC: With FGC’s support and better access to the Chinese market, Aixtron would be in a position to develop its product portfolio extensively—to its full extent. For Aixtron, it’s crucial not to have to rely primarily on highly successful individual product lines, but instead to have a well-balanced mix of products and revenue sources. By 2020 we aim to diversify further our sales volume mix so that we can exploit the full growth potential of all our technology fields. The transaction first and foremost is a matter of fully developing our technological lead as well as our innovative product portfolio. That is how we intend to achieve profitable growth in the future.

Page 9: For capital-intensive forward-looking technologies, we need strong partners at our side. The more complex the technology, the greater the investment needed even before a plant can be started up for a client. For more recent fields, like OLED Deposition systems, very considerable investments are also needed, including in construction materials, to make and supply the equipment. Advance investments are a sign of how client expectations are becoming more and more complex. A classic example is the expectation of seamless integration of custom products into existing systems and processes. This calls for specialized expertise, another cost component. In view of such developments and conditions, it’s all the more important for Aixtron to have a strong partner with a long-term perspective. The transaction offers an opportunity to grow in China.

Page 10: FGC is that kind of a strong partner, and the right one for Aixtron. FGC is a Chinese investment fund headed by Chinese business man Zhendong Liu, who also holds majority control. Grand Chip Investment GmbH is a wholly-owned subsidiary of FGC and has reached an agreement with Aixtron. FGC will provide around €231 million in equity financing; the rest of the transaction will be covered by credit facilities, and better access to the Chinese market will be assured. Further growth is expected in the Chinese semiconductor industry overall. The market is big, and thus so is the potential for Aixtron. Studies show that year after year, more than half of the world’s semiconductor production is needed in China. The worldwide semiconductor market has grown about 3% annually in the past 10 years. Over the same period, China—China’s market—grew over 20% a year. That trend will continue, to the benefit of both Aixtron and FGC. Moreover, growth in China will also enable other markets, and thus other locations, to benefit.

As I already mentioned, Aixtron and FGC—and now I come to page 11—have agreed on the main terms of this transaction. One of the critical points for Aixtron is our technological network in academic and industrial research. FGC has agreed to maintain and expand our current international structure, with technology centers in Germany, the UK and the USA. The technology centers will continue to profit from their geographical proximity to important technological centers in the core markets for Aixtron’s technology. Aixtron will also continue its intensive research cooperation arrangements with major-name universities and industrial clients. We have been, and still are, the technological leader, and that’s where we intend to stay.

FGC has made contractual concessions, page 12. FGC has agreed in the contract to maintain the registered office and headquarters of Aixtron SE in Herzogenrath, Germany. Research and development, as well as existing technologies, will remain at the existing Aixtron technology centers. Aixtron will maintain and strengthen its technological and IP portfolio further, including in Germany. Aixtron’s global structure, with technology centers in Germany, the UK and the USA, will remain unchanged. Both Aixtron and FGC view this agreement as a major opportunity to enlarge Aixtron’s company and workforce. The agreement is not intended either to cut costs or downsize jobs. The semiconductor industry needs expertise, and that knowledge is held by people, our employees, our most important asset.

Ensuring Aixtron’s long-term future, for the benefit of all stakeholders, is on page 13. The transaction safeguards Aixtron’s long-term future for the benefit of all stakeholders.

To summarize: Within the short term, Aixtron has FGC’s full support to develop its existing product lines further for Aixtron’s clients’ benefit. Aixtron will furthermore be able in the short term to concentrate on growth fields, such as R&D, and the offer represents a premium of 50.7% for our shareholders. In the medium term, Aixtron will be expanding its presence in emerging economies, and especially in China, to fully exploit the potential of the greatest growth opportunity in the semiconductor industry. The entire Executive Board and Supervisory Board firmly believe that this is the right step for all our stakeholders. The transaction will enable us to pursue our strategy further, while we tap into additional opportunities at the same time. Thank you very much. I’ll now be happy to take your questions.

16:40

Moderator: Ladies and gentlemen, if you’d like to ask a question, please press 9* on your telephone. If you’d like to withdraw your question, please press 9* a second time. So please press 9* to ask a question. And the first question comes from Felix Frieler of DPA-AFX. Please go ahead.

17:21

Felix Frieler: Good morning. I have several questions, and I’ll simply ask them all together. The first question is, it’s been said that (unintelligible 17:31) is behind financing the takeover. What can you tell us about that? Then a question about the minimum acceptance threshold, which is 60%. Why is that? In other words, what can you do with 60% that you can’t do with 50%? Are there specific plans? After all, it’s been said, among other things, that the necessary investments in the portfolio are supposed to be supported by this transaction. Is this conceivable after a takeover through a capital increase, or what considerations, what discussions, have there already been on this? Then about the staff. Mr. Goetzeler said that the takeover would lead to a staff expansion. Does that also apply for Germany specifically as a location, or just for China or other markets? And can you rule out a downsizing in Germany—now specifically in Germany in this case? And the last question is very banal. Since I don’t deal that often with Aixtron, are your main customers chipmakers, or is it another client group? Thank you very much.

18:53

Martin Goetzeler: Yes, thank you very much for your questions, Mr. Frieler. Maybe I’ll answer your last question first. Who are our clients? Our clients are in fact significant chipmakers, and in some cases also device makers who then process the chips further to make entire components, specifically in the sectors of LEDs, power semiconductors, and memory, but also, for example, now and in the future, logic components. So it’s a broad group. Then we also have the topic of organic deposition systems, and we’re working on that too. Here more clients will also, for example, be display makers.

Referring to your other questions, the acceptance threshold was in fact a matter of discussion we had with the investor. And you know that here we reached an agreement that was also a result of a discussion. Essentially, let me say, the situation that the investor is aiming for, 60%, means that it wants to contribute here to the company, and also, so to speak, wants to support our strategy in full.

As far as your question about the financing structure, of course we’ve said that here FGC is making a takeover offer. We can’t comment specifically on the financing structure behind that. You made a good point—we also have agreements about developing the company in the future with regard to development projects, the further development of our product portfolio, and of our overall portfolio as well. The situation here is that we’ll then discuss possible topics like financing only at a later point—at present, of course, with our cash position, we have a base that already enables us to go forward for the time being. This is a medium-term consideration, and at the right time we’ll also be able to discuss it appropriately with the investor.

You had a question about the workforce, and I’d like to return to that. It’s very important to me to make clear the here we’ve defined the company’s technology centers, and as such they’ll clearly also be maintained, and we’ll advance them, and the appropriate IP will also stay here. And to that extent, it’s very important to me that we’ll also be able to advance our portfolio on location, which was a very important aspect of the agreement that we’ve now made here. And if we can then also spur growth again, then I can also imagine that all our sites will be involved. And yes, all right, possibly I should point out again that 60% is of course a more comfortable than, say, 50%+1%. I think that’s what the investor was also thinking.

22:28

Moderator: The next question comes from Walther Becker of Börsen-Zeitung. Please go ahead.

22:35

Walther Becker: Good morning. I have 2 questions. First, how is the technology safeguarded by the agreement? After all, there are several techniques that they use in America to accomplish this. What’s the situation in your case? And second, I don’t understand why you’re making a secret of the financing structure, including where the Chinese are actually getting their financing from, who are not exactly well known now in Germany, to put it cautiously. Thank you very much.

23:12

Martin Goetzeler: Mr. Schulte will briefly say something about IP, and then I’ll come back to the question of financing.

23:19

Dr. Bernd Schulte: Well, in our agreement with the future investor, we clearly agreed that there would be no transfer to anybody of the company’s current IP or know-how. So that’s clearly set in the contract. Now, I don’t know what specific techniques you’re talking about, but there’s a clear provision that the know-how and IP will still remain in Germany, but also at our locations in England and the USA.

23:59

Martin Goetzeler: As for the financing mathematics—now, on that, we’ve held in-depth discussions with FGC in the past few months, and for the financing structure, I also think the maker of the offer would then be the right person to contact.

24:16

Moderator: We have another question from Mr. Felix Frieler, from DPA-AFX. Go ahead, Mr. Frieler, your line’s open.

24:25

Felix Frieler: Now I’d just like to ask a brief follow-up question, to make sure I understood correctly before. Regarding the workforce, so if I interpret your answer correctly, you’re saying: job cuts in Germany are ruled out for the moment. Is that right? And you can even imagine that if the product order situation, or the earnings picture, changes again for the better, there could even be an increase in jobs. Can you answer that again specifically?

24:59

Martin Goetzeler: Once again, thank you for the question. I had said that this transaction is not directed at reducing costs or cutting staff in some way. That’s not the plan. I also said, as you’ve correctly restated, that if the company then grows again, and also possibly benefits from a tailwind from China, I can also imagine that all locations will benefit, including Germany. To that extent, you’ve also restated that correctly.

25:36

Felix Frieler: Thank you.

25:40

Martin Goetzeler: You’re welcome.

25:48

Moderator: There are no further questions.

25:55

Martin Goetzeler: Fine, then thank you for participating, and of course we’ll be happy to answer any further questions; Mr. Pickert will also answer questions directly. Have a good day. Good-bye.